LITTLE SQUAW GOLD MINING COMPANY

3412 S. Lincoln Dr.
Spokane, WA 99203-1650

August 22, 2006

Via Facsimile and EDGAR

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention:  Ms. Donna Levy

Re:

Request for Acceleration – Little Squaw Gold Mining Company

Registration Statement on Form SB-2  (SEC File No. 333-133216)

Ladies and Gentlemen:

On behalf of Little Squaw Gold Mining Company, we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced Registration Statement and to permit said Registration Statement to become effective at 4:00 p.m. (EST) on August 24, 2006, or as soon thereafter as practicable.

Little Squaw Gold Mining Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our legal counsel, Kenneth G. Sam of Dorsey & Whitney, LLP, at 303-629-3445 with any questions regarding this request.

Very truly yours,

LITTLE SQUAW GOLD MINING COMPANY

/s/ Richard R. Walters

Richard R. Walters

President

cc:  Kenneth G. Sam, Esq. (Dorsey & Whitney LLP)

3412 S. Lincoln Dr.  • Spokane, WA 99203-1650

Office: 509-624-5831 • Cell: 509-990-6008 • Fax: 509-624-2878

R.R.Walt@att.net • www.littlesquawgold.com